

Andra Roxana Stanciu · 3rd

Innovation Engineer. Organizational Consultant. Co-Founder

Los Angeles Metropolitan Area · **Contact info**

500+ connections

ReelwUrld

Bucharest Academy of Economic Studies

Experience

Co-Founder & Chief Technology Officer

ReelwUrld

Oct 2018 – Present · 3 yrs 3 mos

Los Angeles, California, United States

We haven't seen technology that allows fans to freely and legally tell audio-visual stories set in the universe of their favorite franchises. ReelwUrld is now building that software.

ReelwUrld™ is a social film studio that makes movies with the world. We've built patent-pending technology that acts as a film studio in your pocket. We wrap technology around any story in the form of an app to help you make cinematic movies, shows, commercials, and more on your phone.

Founder

Global Innovation Consortium

Aug 2017 – Present · 4 yrs 5 mos

United States

We believe innovation is about how we can make things better together!
Whether in our professional career or in our companies, we look for improvement every day.

Global Innovation Consortium creates a business ecosystem for individuals and coı ...see more

Founder and Executive Director

Europe Future Summit

Aug 2019 – Present · 2 yrs 5 mos

Greater New York City Area

Europe Future Platform brings together hundreds of entrepreneurs, investors, political leaders, tech moguls, celebrities and creatives under one roof together to address the Past, Present and Future thus shaping solutions that tackle the grand challenges facing the future of Europe and the world. ...see more

Strategic Advisor

Global Women in Tech

Mar 2020 – Present · 1 yr 10 mos

Strategic Advisor Global Women in Tech StartITup

Global Women in Tech (GWiT) is a non-profit organization, founded in 2017 under OUG Nr. 26/2000, that promotes diversity and facilitates sustainable economic growth throı ...see more

Head Of Global Partnerships

Global Startup Ecosystem (GSE)

Jul 2019 – Aug 2021 · 2 yrs 2 mos

Greater New York City Area

Global Startup Ecosystem (GSE): is the world's first and largest digital accelerator.

With a mission to educate, inspire and prepare startup communities for the digital age,

creates an entire digital startup ecosystem experience. ...see more

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Education

Bucharest Academy of Economic Studies
MSc, Economic Cybernetics, Statistics and Informatics
2008 – 2010

Title of qualification awarded MSc

Principal subjects/occupational skills covered Databases - Business Support

Name and type of organization providing education and training The Bucharest Academy of Economic Studies - Economic Cybernetics, Statistics and Informatics Faculty

Level in national or international classification ISCED 6; Level in national or international classification ISCED 6

Babes-Bolyai University Cluj
Bachelor, Mathematics and Computer Science
2004 – 2008

Computer Science

Volunteer experience

Volunteer
New York Cares
Oct 2016 – Present • 5 yrs 3 mos

Volunteered for NY Cares School event, PS 139

Volunteer
Startup Grind
Jan 2017 – Present • 5 yrs
Science and Technology

I am helping out the team in NYC with the events they organize.

Volunteer
HackerNest
Jan 2017 – Present • 5 yrs
Science and Technology

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